EXHIBIT 1
                                                                    Page 1 of 5

                                CSW CREDIT, INC.
                                  BALANCE SHEET
                              AS OF MARCH 31, 1998
                             (THOUSANDS, UNAUDITED)

                                     ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                                         $      50
     Accounts receivable, net of allowance for doubtful
         accounts of $ 2,634                                             611,855
                                                                    ------------

         Total current assets                                            611,905

OTHER ASSETS:
     Deferred income taxes                                                 2,454
     Other                                                                 1,652
                                                                    ------------

         Total other assets                                                4,106
                                                                    ------------

         Total assets                                                 $  616,011
                                                                    ============


                      LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
     Short-term debt                                                  $  556,055
     Deferred credits                                                     11,915
     Unearned revenue                                                      2,314
     Other liabilities                                                       422
                                                                    ------------

            Total current liabilities                                    570,706

STOCKHOLDER'S EQUITY:
     Common stock, no par; authorized 1,000 shares;
         issued and outstanding 245 shares                                     1
     Paid-in capital                                                      45,304
                                                                    ------------

            Total stockholder's equity                                    45,305
                                                                    ------------

            Total liabilities and stockholder's equity                $  616,011
                                                                    ============


                     The accompanying notes to the financial
              statements are an integral part of these statements.
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                                                                      EXHIBIT 1
                                                                     Page 2 of 5

                                CSW CREDIT, INC.
                              STATEMENTS OF INCOME
                         FOR THE PERIODS ENDED MARCH 31
                             (THOUSANDS, UNAUDITED)


                                     Three Months Ended    Twelve Months Ended
                                      1998       1997        1998         1997
                                     -------   --------    --------    --------

REVENUES                             $17,139    $14,794     $80,048     $66,325
                                     -------   --------    --------    --------

OPERATING EXPENSES:
     Interest                          8,705      7,790      39,890      40,231
     Provision for bad debts           4,135      4,402      20,807      12,731
     Credit line fees                    179        171         867       1,231
     General and administrative          317       (175)        571         695
                                     -------   --------    --------    --------

                                      13,336     12,188      62,135      54,888
                                     -------   --------    --------    --------

OPERATING INCOME                       3,803      2,606      17,913      11,437
                                     -------   --------    --------    --------

OTHER INCOME AND DEDUCTIONS:
     Interest income                       3         16          50         219
     Tax benefit of parent
       company loss                       74         65         335          36
                                     -------   --------    --------    --------

                                          77         81         385         255
                                     -------   --------    --------    --------

INCOME BEFORE FEDERAL INCOME TAXES     3,880      2,687      18,298      11,692
                                     -------   --------    --------    --------

FEDERAL INCOME TAXES:
     Current                             440         59       6,944       5,026
     Deferred                            892        859        (658)       (577)
                                     -------   --------    --------    --------

                                       1,332        918       6,286       4,449
                                     -------   --------    --------    --------

NET INCOME                            $2,548     $1,769     $12,012      $7,243
                                     =======   ========    ========    ========











            The accompanying notes to the financial statements are an
                       integral part of these statements.

                                                                      EXHIBIT 1
                                                                     Page 3 of 5

                                CSW CREDIT, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                 MARCH 31, 1998
                                   (UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

ORGANIZATION

CSW Credit, Inc. (Company) is a wholly owned subsidiary of Central and South West Corporation (CSW or the Parent Company), whose primary business is to purchase, without recourse, the accounts receivable of certain CSW subsidiary companies and non-affiliated companies. Revenue from affiliated companies for the period ended March 31, 1998, was $6.8 million. Significant accounting policies are summarized below:

REVENUE RECOGNITION

Revenues are generally recorded for the difference between the face amount of the receivables purchased and the purchase price.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company maintains an allowance for doubtful accounts at a level which reflects the amount of receivables not reasonably expected to be collected. The allowance is determined principally on the basis of collection experience. Receivables are written off when they are determined to be uncollectable.

FEDERAL INCOME TAXES

The Company, together with affiliated companies, files a consolidated Federal income tax return and participates in a tax sharing agreement with the other members of the CSW system. Federal income tax expense resulted in an effective rate of 35% for the period ending March 31, 1998.

Deferred income taxes resulted primarily from the differences between book and tax deductions for bad debt expense. The Internal Revenue Code provides for tax deductions for bad debts when they are charged off. The Company also recognizes the tax benefit of operating losses allocated by the parent company to CSW Credit. As a result of a favorable earnings history, the Company did not record any valuation allowance against deferred tax assets at March 31, 1998.

CASH AND CASH EQUIVALENTS

Cash equivalents are considered to be highly liquid debt instruments purchased with a maturity of three months or less. Accordingly, the Company's temporary cash investments are considered cash equivalents.

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                                                                     EXHIBIT 1
                                                                    Page 4 of 5

RELATED PARTY TRANSACTIONS

Central and South West Services, Inc., a wholly owned subsidiary of CSW, provides administrative services to the Company and is reimbursed for the cost of such services.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue, and expenses reported in the accompanying financial statements. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results realized may differ from these estimates.

RECLASSIFICATION

Certain financial statement items have been reclassified to conform to the 1998 presentation.

BASIS OF ACCOUNTING

These financial statements were prepared using the accrual method of accounting.


2.  REGULATION:

The Company is subject to regulation by the Securities and Exchange Commission
(SEC) under the Public Utility Holding Company Act of 1935, as amended. The SEC has approved the Company's method of calculating the discount associated with the purchase of CSW subsidiary companies' accounts receivable.


3.  SHORT-TERM DEBT:

The Company issues commercial paper that is secured by the assignment of its receivables. The weighted average interest rate for the period ending March 31, 1998 was 5.6%. At March 31, 1998, the Company had a revolving credit agreement aggregating $900 million to back up its commercial paper program. The revolving credit agreement expires June 28, 1998 and has a fee of .075% on the commitment. At March 31, 1998, the Company was in compliance with the revolving credit agreement covenants.


4.  HOUSTON LIGHTING & POWER COMPANY:

The Company entered into an agreement with Houston Lighting & Power Company
(HLP) to purchase substantially all of its utility receivables. During the three months ended March 31, 1998, the Company had average HLP receivables of approximately $362,705,000.


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                                                                     EXHIBIT 1
                                                                    Page 5 of 5


Prior to March 11, 1997, the Company was subject to a SEC restriction (50% Restriction) which required the average amount of non-affiliated accounts receivable outstanding to be less than the average amount of affiliated accounts receivable outstanding for the previous twelve calendar months. The Company received SEC authority to sell excess HLP receivables to third parties in order to maintain the Company's compliance with the 50% Restriction.

On March 11, 1997, the SEC issued an order granting the Company temporary relief from the 50% Restriction. The SEC restriction limits the twelve-month rolling average of HLP receivables to $450 million and $100 million for other non-affiliated companies. This relief has been granted through December 31, 2000. At March 31, 1998, the Company was in compliance with the provisions set forth by the SEC under the terms of the temporary relief.


5.  UNEARNED INCOME AND DEFERRED CREDITS:

When receivables are factored, a discount rate is applied. A portion of this rate is related to the carrying cost of the receivables, which approximates the related cost of administration and handling. This rate is applied when the receivables are initially factored. To appropriately match the revenue received for the carrying of the receivables to their associated costs, a part of this income is deferred until the costs are recognized. In addition to the carrying cost component, an agency fee is applied to receivables. The agency revenue is also deferred, and is shown as deferred credits on the balance sheet.


6.  FINANCIAL INSTRUMENTS:

CASH, CASH EQUIVALENTS, AND SHORT-TERM DEBT

The fair value equals the carrying amount as stated on the balance sheets because of the short maturity of those instruments.